New Found Gold Provides Queensway and Pine Cove Update

VANCOUVER, British Columbia - July 6, 2026 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSXV: NFG | NYSE American: NFGC) today provided an update on the development of the Company's 100% owned flagship Queensway Gold Project ("Queensway" or the "Project") and Pine Cove mill and tailings facility ("Pine Cove" or the "Mill"), located in Newfoundland and Labrador ("NL"), Canada.

Queensway Phase 1: Referral for Environmental Preview Report

The Honourable Chris Tibbs, Minister of Environment, Conservation and Climate Change for NL (the "Minister") notified the Company that an Environmental Preview Report ("EPR") is required for the proposed Queensway Phase 1. The Minister's decision letter dated July 3, 2026, available on the NL Department of Environment and Climate Change website, (the "Letter") follows regulatory and public review and input of the "Queensway Gold Project Environmental Registration, April 2026."

The Queensway Phase 1 environmental registration was submitted by the Company to the Environmental Assessment Division of the Department of Environment and Climate Change of NL on April 30, 2026, registering for the commencement of the environmental assessment ("EA") process on May 7, 2026.

As per the NL legislative requirements, the Company will receive guidelines for the completion of the EPR within 60 days of the Letter. Once the EPR is submitted, it will be subject to a 35-day public review, and the Minister will provide a decision on the EPR within 45 days of submission.

"We remain focused on advancing Queensway, our flagship asset, and unlocking the Project's full potential for all stakeholders. We thank the Minister and his team at the Environmental Assessment Division for their careful review of the Queensway Phase 1 environmental registration and look forward to submitting the EPR and responding to comments received during the public review, with the objective of release from the environmental assessment process," stated Keith Boyle, CEO of New Found Gold Corp. "With the mill conversion permit amendment for Pine Cove received and EPCM work progressing, we expect to send first Queensway Phase 1 material to the mill as planned in Q4 2027."

Pine Cove: Mill Conversion Permit Amendment Received

The Company has selected its 100% owned and permitted Mill located on the Baie Verte Peninsula in Central NL for Queensway Phase 1 offsite milling (see the New Found Gold press release dated January 26, 2026).  By processing mineralized material from both Hammerdown and Queensway Phase 1 at the converted and expanded Mill, the Company will benefit from the synergies of a single higher-throughput facility and access to the Company's skilled mill operators compared to using a third-party toll mill.

The Company plans to convert and expand Pine Cove from the current 700 tonne per day ("tpd") flotation -leach-Merrill-Crowe circuit to a 1,400 tpd gravity-carbon-in-leach ("Gravity-CIL") circuit. The permit amendment to convert the circuit to Gravity-CIL has been received and the permit to expand to 1,400 tpd will be applied for in due course.  Based on recent test work by the Company, it is expected to result in increased recoveries of Hammerdown deposit feed from the design criteria of 87% to approximately 92%1. The Gravity-CIL circuit is the preferred circuit for processing the high-grade coarse gold from Queensway Phase 1.

1 See New Found Gold's Technical Report titled "NI 43-101 Technical Report, Queensway Gold Project, Newfoundland and Labrador, Canada", with an effective date of June 30, 2025, prepared by SLR Consulting (Canada) Ltd. (the "Queensway PEA") and New Found Gold's Technical Report titled Technical Report titled "New Found Gold Corp. Hammerdown Gold Project Preliminary Economic Assessment, Newfoundland and Labrador, Canada", with an effective date of February 18, 2026, prepared by WSP Canada Inc.

EPCM Activities

Queensway Phase I engineering, procurement and construction management ("EPCM") work that commenced in Q1/26 is well underway (see the New Found Gold press release dated January 26, 2026). Detailed engineering, early works and geotechnical drilling at Pine Cove commenced in Q1/26 and pre-construction activities, procurement of long-lead time items and securing of major contracts are underway with the objective of completing the Mill conversion and expansion by Q4/27.

Phase 1 mining activities will use contractor mining, with technical oversight from the Company's operations team. The operations team is currently ramping up mining at the Hammerdown deposit on the Hammerdown Gold Project ("Hammerdown"), with the goal of reaching commercial production in the second half of this year. Once this objective is achieved, the development team will incorporate the learnings and experience gained from the Hammerdown deposit construction and operations ramp-up, enabling an efficient ramp up at Queensway.

Ongoing work related to Phase 1 at Queensway, including detailed engineering, procurement, infrastructure and water management planning, metallurgical test work and an updated mineral resource estimate ("MRE") is advancing on schedule.  In addition, initial planning for the rerouting of the hydro-electric transmission lines that cross the Project is progressing on schedule with transmission line owners.

Timeline and Next Steps

Next steps include:

  Review the Queensway Phase 1 EPR guidelines and submit the EPR;
  Subject to release from the EA process, apply for early works and Project construction permits;
  Complete final engineering and detailed Project design, and develop detailed environmental protection and management plans, including environmental and waste management plans;
  Continue consultation and engagement with stakeholders and advance Good Neighbour Agreements with key stakeholders; and
  File an updated Technical Report in H2/26, which will include an updated mineral resource estimate, Phase 1, 2 and 3 designs, capital and operating cost estimates and financial analysis.

The Company will continue to assess the potential for any modifications to the current timelines  for initial gold production from Queensway Phase 1 with the objective of sending first material to the Mill in Q4/27 and achieving Phase 1 commercial production in H2/28.

The Queensway and Hammerdown PEAs are preliminary in nature, include Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the Queensway or Hammerdown PEA will be realized. Mineral resources are not mineral reserves and do not demonstrate economic viability. No Mineral Reserves are defined for Queensway or Hammerdown.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About Queensway Phase 1

Queensway Phase 1 involves the development of four open pits, a waste rock storage facility, overburden storage facility, stockpiles, a modular crushing and sorting plant, and associated operational infrastructure including access and haul roads, water management facilities, and administrative and maintenance shops. Phase 1 will produce approximately 700 tpd of pre-concentrated product feed, which will be transported to Pine Cove, located on the Baie Verte Peninsula, for final processing.

As outlined in the Queensway PEA, Phase 1 has an initial capital cost of $155M for an average annual production of 69.3 thousand ounces of gold at an all-in sustaining cost ("AISC")2 of US$1,282 per ounce of gold from 1,150 thousand tonnes mined at an average grade of 9.64 grams of gold per tonne.

Phase 1 will generate substantial employment and economic benefits in the region, including more than 200 full-time equivalent positions during construction and an estimated peak of more than 230 fulltime equivalent positions during operation. New Found Gold is committed to local training, employment, and servicing opportunities and will also update its Gender, Equity, and Diversity Plan to promote an inclusive workforce. New Found Gold is committed to the local community and provides financial and volunteer support for events in Appleton, Glenwood, Gander, and surrounding areas.

As of December 2025, there were 97 direct employees and 105 contractors associated with on-going exploration activities at the Queensway property, with 88% of employees working at New Found Gold sites residents of NL, with 61% from Central Newfoundland.

About New Found Gold

New Found Gold is an emerging Canadian gold producer with assets in NL, Canada. The Company holds a 100% interest in the fully funded Queensway, as well as Hammerdown which includes the Hammerdown deposit and Pine Cove. New Found Gold is focused on bringing the Hammerdown deposit into commercial gold production in H2/26 while advancing its flagship Queensway toward Phase I production.

2 AISC is calculated as the sum of treatment and refining charges, royalties, onsite operating costs, sustaining capital costs, and closure costs, divided by the quantity of ounces sold.

The Company's portfolio is further strengthened by its district-scale land package at Queensway, covering more than 110 km of strike length across two highly prospective faults zones, and a strong shareholder base, including renowned mining investor and cornerstone shareholder, Eric Sprott.

On June 29, 2026, the Company announced it had received conditional approval to graduate to the Toronto Stock Exchange. The stock symbol "NFGC" has been reserved for use by the Company upon listing on the TSX, to align with its stock symbol on the NYSE American LLC.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Keith Boyle, P.Eng., CEO, and a Qualified Person as defined under NI 43-101. Mr. Boyle consents to the publication of this press release by New Found Gold. Mr. Boyle certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

Contact

For further information on New Found Gold contact us through our investor inquiry form on our website or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 775-2700

Email: contact@newfoundgold.ca

Forward-Looking Information

This press release contains certain "forward-looking statements" within the meaning of Canadian and United States securities legislation, including statements regarding the receipt of guidelines for completion of the EPR within 60 days of the Letter; review of the Queensway Phase 1 EPR guidelines and submission of EPR; 35-day public review of the submitted EPR; final decision on the EPR within 45 days of its submission; sending of first Queensway Phase 1 material to the Mill in Q4 2027; planned conversion and expansion of Pine Cove from the current 700 tbd flotation-leach-Merrill-Crowe circuit to a 1,400 tpd Gravity-CIL circuit; application for a permit to expand to 1,400 tpd; expectation that it will result in increased recoveries of Hammerdown deposit feed from the design criteria of 87% to approximately 92%; the objective of completing the Mill conversion and expansion by Q4/27; expected benefit of processing mineralized material from both Hammerdown and Queensway Phase 1  at the converted and expanded Mill; use of contract mining with technical oversight from the Company's operations team for Phase 1 mining at Queensway; the goal of reaching commercial production at Hammerdown in the second half of this year; the anticipated efficient ramp up at Queensway; advancement on schedule of ongoing work related to Phase 1 at Queensway, including detailed engineering, procurement, infrastructure and water management planning, metallurgical testwork and an updated MRE; advancement on schedule of initial planning for rerouting of eh hydro-electric transmission lines that cross the Project; the Company's focus on advancing Queensway and unlock the Project's full potential for all stakeholders; subject to release from the EA process, the application for early works and Project construction permits; completion of final engineering and detailed Project design, development of detailed environmental protection and management plans, including environmental and waste management plans; continued consultation and engagement with stakeholders and advancement of Good Neighbour Agreements with key stakeholders; planned filing of an updated Technical Report in H2/26, with an updated MRE, Phase 1, 2 and 3 designs, capital and operating cost estimates and; assessment of the potential for any modification to the current timeline for initial gold production from Queensway Phase 1 with the objective of sending first material to the Mill in Q4/27 and achieving Phase 1 commercial production in H2/28; production of approximately 700 tbd of pre-concentrated product feed in Phase 1, which will be transported to Pine Cove for final processing; initial capital cost of Phase 1 of $155M for an average annual production of 69.3 thousand ounces of gold at an AISC of US$1,282 per ounce of gold from 1,150 thousand tonnes mined at an average grade of 9.64 grams of gold per tonne; substantial employment and economic benefits of Phase 1 in the region, including more than 200 full-time equivalent positions during construction and an estimated peak of more than 230 fulltime equivalent positions during operation; commitment to local training, employment, and servicing opportunities; planned update of the Company's Gender, Equity, and Diversity Plan to promote an inclusive workforce; commitment to the local community; and the Company's focus on bringing Hammerdown deposit into commercial gold production in H2/26 while advancing Queensway toward Phase 1 production. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV and NYSE American, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca and on the website of the United States Securities and Exchange Commission at www.sec.gov for a more complete discussion of such risk factors and their potential effects